Exhibit 99.1
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. welcomes
Dr. Anthony Holler to its Board of Directors

Laval, Québec, CANADA – July 05, 2011– Neptune Technologies & Bioressources Inc. (Neptune) (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce that Dr. Anthony Holler, the former CEO of a biomedical company that grew from a market cap of $25 million to $1.7 billion under his leadership, will be joining Neptune’s board.

Dr. Holler was CEO of ID Biomedical from 1999 until 2005 when the company was sold to GlaxoSmithKline for $1.7 billion. ID Biomedical was dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. Dr. Holler also sits on numerous corporate boards across the Country.

“It is with great honour that we welcome Dr. Holler as a member of our Board of Directors” said Henri Harland, CEO of Neptune Technologies & Bioressources Inc. “Dr. Holler will bring new expertise to our Board with his knowledge of the capital markets as well as the scientific community. His many achievements speak for themselves,” added Mr. Harland.

"It is with great pleasure and anticipation that I have joined the board of Neptune,” said Dr. Holler. "My experience in building ID Biomedical from inception through research and development, manufacturing and product approval should be very valuable in my new role as a director of Neptune. I am excited to help in the building of a very promising enterprise and building shareholder value." he added.

Neptune granted to Dr. Holler a total of 25,000 stock options exercisable at $3.50 and expiring on June 28th 2014.

Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.